UNITED STATES
		   SECURITIES AND EXCHANGE COMMISSION
			  Washington, D.C.  20549



			       SCHEDULE 13D

		 Under the Securities Exchange Act of 1934
			    (Amendment No. 11)*



			 Magellan Technology, Inc.
----------------------------------------------------------------------------
			     (Name of Issuer)


			Common Stock, $0.0001 Par Value
----------------------------------------------------------------------------
			(Title of Class of Securities)






				 559092-30-9
			    --------------------
			       (CUSIP Number)



			    Richard G. Brown, Esq.
		    Kimball, Parr, Waddoups, Brown & Gee
				P.O. Box 11019
			  Salt Lake City, UT 84147
				(801) 532-7840
----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
			     and Communications)


			     September 26, 1994
	  -------------------------------------------------------
	  (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



			      Page 1 of 9                SEC 1746 (12-91)

			      SCHEDULE 13D
CUSIP No. 559092-30-9                                   Page 2 of 9 Pages

1       NAME OF REPORTING PERSON
	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	William A. Fresh (S.S. ####-##-####)

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [X]
								     (b)  [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*

	PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION


	United States

		  7     SOLE VOTING POWER

			805,117 (which includes currently exercisable Warrants
			to purchase 216,668 shares and reflects a 1 for 30
			reverse stock split that was effective September 26,
 NUMBER OF              1994)
  SHARES
BENEFICIALLY      8     SHARED VOTING POWER
 OWNED BY
   EACH                 166,667 (which reflects a 1 for 30 reverse stock split
REPORTING               that was effective September 26, 1994)
  PERSON
   WITH           9     SOLE DISPOSITIVE POWER

			805,117 (which includes currently exercisable Warrants to purchase 216,668 shares and reflects a 1 for 30 reverse stock split that was effective September 26,
			1994)

		 10     SHARED DISPOSITIVE POWER

			166,667 (which reflects a 1 for 30 reverse stock split that was effective September 26, 1994)

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	971,784 (which includes currently exercisable Warrants to purchase 216,668 shares and reflects a 1 for 30 reverse stock split that was effective September 26, 1994)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*                                                   [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	34.6%

14      TYPE OF REPORTING PERSON*

	IN


		   *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

				SCHEDULE 13D
CUSIP No. 559092-30-9                                   Page 3 of 9 Pages

1       NAME OF REPORTING PERSON
	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	WAF Investment Company

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [X]
								     (b)  [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*

	N/A

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION


	Utah

		  7     SOLE VOTING POWER

 NUMBER OF              -0-
  SHARES
BENEFICIALLY      8     SHARED VOTING POWER
 OWNED BY
   EACH                 166,667 (which reflects a 1 for 30 reverse stock split
REPORTING               that was effective September 26, 1994)
  PERSON
   WITH           9     SOLE DISPOSITIVE POWER

			-0-

		 10     SHARED DISPOSITIVE POWER

			166,667 (which reflects a 1 for 30 reverse stock split that was effective September 26, 1994)

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	166,667 (which reflects a 1 for 30 reverse stock split that was effective September 26, 1994)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*                                                   [ ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

	6.4%

14      TYPE OF REPORTING PERSON*

	PN


		   *SEE INSTRUCTION BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

				SCHEDULE 13D
CUSIP No. 559092-30-9                                   Page 4 of 9 Pages

    This Amendment No. 11 to the Schedule 13D of William A. Fresh and WAF Investment Company corrects Amendment No. 10 to the Schedule 13D of William A. Fresh and WAF Investment Company that was filed on October 5, 1994 and amends and supplements, and should be read in conjunction with, the Schedule 13D filed on October 1, 1992, Amendment No. 1 thereto filed on December 9, 1992, Amendment No. 2 thereto filed on February 9, 1993, and Amendments Nos. 3, 4, 5, 6, 7, 8 and 9 thereto filed on May 24, 1994.

Item 1.  Security and Issuer

    (a)  Title of Class of Equity Securities:

	      Common stock, $0.0001 par value (the "Common Stock")

    (b)  Name of Issuer:

	      Magellan Technology, Inc. (the "Issuer")

    (c)  Address of Issuer's Principal Executive Offices:

	      990 West Atherton Drive, Salt Lake City, UT 84123


Item 2.  Identity and Background

    Item 2 is hereby amended and restated as follows:

    (a) Name: The persons filing this Schedule are William A. Fresh ("Fresh") and WAF Investment Company, a Utah limited partnership ("WAF") (collectively, the "Reporting Persons"), of which Fresh is a general partner. Pursuant to General Instruction C to Schedule 13D, information will be given herein with respect to Reva Luana Fresh ("R. Fresh") who is also a general partner of WAF.

    (b) Address: Fresh's and R. Fresh's residence address and WAF's business address are 2238 East Gambel Oak Drive, Sandy, Utah 84092.

    (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Fresh is chairman of the board, president, chief executive officer and a director of the Issuer. WAF is in the business of subdividing and development of real property. R. Fresh is not employed other than as a general partner of WAF.

    (d) Whether or not, during the last five years, such persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: None

    (e) Whether or not, during the last five years, such persons were parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: None

				SCHEDULE 13D
CUSIP No. 559092-30-9                                   Page 5 of 9 Pages

    (f) Citizenship: Fresh and R. Fresh are United States citizens. WAF is a limited partnership formed under the laws of the State of Utah.


Item 3.  Source and Amount of Funds or Other Consideration

    Item 3 is hereby amended and restated as follows:

	 On February 1, 1994, Fresh loaned the sum of $25,000 to the Issuer in exchange for which warrants were granted to Fresh by the Issuer. The warrants expire on February 1, 2001 and were immediately exercisable for 16,667 (1) shares of the Common Stock at an exercise price of $.15/share. The loan to the Issuer was made with personal funds of Fresh.

	 On August 30, 1994, Fresh used personal funds to acquire from the Issuer 50,000 shares of the Common Stock at a purchase price of $.30/share.

	 Effective September 26, 1994, Fresh converted three 10%
    Convertible Debentures into 139,317 shares of the Issuer's Common Stock.

	 Also on September 26, 1994, the Issuer issued 232,196 shares of Common Stock to Fresh in repayment of loans previously made by Fresh to the Issuer.


Item 4.  Purpose of Transaction

    Item 4 is hereby amended and restated as follows:

	 Fresh acquired the shares of Common Stock described in Item 3 above for investment purposes.

	 The Reporting Persons reserve the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, the Reporting Persons presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer

    Item 5 is hereby amended and restated as follows:

	 (a) As of September 26, 1994, Fresh had beneficial ownership of 971,784 shares of the Common Stock, which (i) included 216,668 shares

------------------------
  (1) All numbers of shares give effect to a reverse split of the outstanding common stock of the Issuer on the basis of one share for each 30 shares out-standing, which reverse split was effective on September 26, 1994.

				SCHEDULE 13D
CUSIP No. 559092-30-9                                   Page 6 of 9 Pages

    underlying then exercisable warrants, and (ii) represented 34.6% of the outstanding shares of the Common Stock. Of these 971,784 shares, WAF and R. Fresh, as a general partner of WAF, had beneficial ownership of 166,667 shares of the Common Stock, which represented 6.4% of the outstanding shares of the Common Stock.

	 (b) As of September 26, 1994, Fresh had sole power to vote, direct the vote, dispose of or direct the disposition of 805,117 shares of the Common Stock, which included the shares underlying the warrants. The Reporting Persons and R. Fresh, as a general partner of WAF, shared power to vote, direct the vote, dispose of or direct the disposition of 166,667 shares of the Common Stock.

	 (c) On August 30, 1994, Fresh acquired from the Issuer 50,000 shares of the Common Stock at a price of $.30/share.

	      Effective September 26, 1994, Fresh converted three 10% Convertible Debentures into 139,317 shares of the Issuer's Common Stock.

	      Also on September 26, 1994, the Issuer issued 232,196 shares of the Common Stock to Fresh in repayment of loans previously made by Fresh to the Issuer.

	 (d) The Reporting Persons and R. Fresh, as a general partner of WAF, are the only persons with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially held by them.

	 (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

	 No change.


Item 7.  Material to Be Filed as Exhibits

	 Attached hereto as Exhibit A is the written agreement relating to the filing of a joint statement as required by Rule 13d 1(f) under the Securities Exchange Act of 1934.

				SCHEDULE 13D
CUSIP No. 559092-30-9                                   Page 7 of 9 Pages

				 SIGNATURE

	 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					  FRESH:



	 February 10, 1997                          /s/ WILLIAM A. FRESH
  --------------------------------        ---------------------------------
		  Date                              William A. Fresh


					   WAF:

					   WAF Investment Company, a Utah
					   limited partnership


	 February 10, 1997             By:         /s/ WILLIAM A. FRESH
  --------------------------------        ---------------------------------
		  Date                      William A. Fresh, General Partner

				SCHEDULE 13D
CUSIP No. 559092-30-9                                   Page 8 of 9 Pages

			     INDEX TO EXHIBITS



Exhibit                 Description
--------------  ---------------------------------------------------------

A Written agreement relating to the filing of a joint statement as required by Rule 13d 1(f) under the Securities Exchange Act of 1934.

				SCHEDULE 13D
CUSIP No. 559092-30-9                                   Page 9 of 9 Pages

				  EXHIBIT A


				  AGREEMENT

    The undersigned agree that this Amendment No. 11 to Schedule 13D relating to equity securities of Magellan Technology, Inc. shall be filed on behalf of the undersigned.



				       FRESH:



	 February 10, 1997                          /s/ WILLIAM A. FRESH
  --------------------------------        ---------------------------------
		  Date                              William A. Fresh


				       WAF:

				       WAF Investment Company, a Utah
				       limited partnership


	 February 10, 1997             By:       /s/ WILLIAM A. FRESH
  --------------------------------        ---------------------------------
		  Date                    William A. Fresh, General Partner